ashurst

Software Licence, Development and Support Agreement

Pixology Software Limited

and

The Jessop Group Limited

30 September 2006

MAL\MEP\J6502.00004

CONTENTS

CLAUSE **PAGE**

THIS AGREEMENT is made on 28 september 2006

BETWEEN:

(1) **PIXOLOGY SOFTWARE LIMITED** (No. 2626037) whose registered office is at 20 Priestley Road, Surrey Research Park, Guildford, Surrey, GU2 7YS (the **"Licensor" or "Pixology"**); and

(2) **THE JESSOP GROUP LIMITED** (No. 1097345) whose registered office is at Jessop House, Scudamore Road, Leicester, LE3 1TZ (the **"Licensee" or "Jessops"**).

THE PARTIES AGREE AS FOLLOWS:

1. **DEFINITIONS**

1.1 In this agreement unless the context otherwise requires:

"Actual Delivery Date" means the actual date that the Software and the Documentation are delivered by the Licensor in accordance with clause 4;

"Affiliate" means in relation to any company, any subsidiary or holding company of such company or any subsidiary of such holding company; and **"Licensor Affiliate"** and **"Licensee Affiliate"** will be construed accordingly;

"Claim" means any claim, counterclaim, suit, action or proceedings;

"CDPA" means the Copyright, Designs and Patents Act 1988, as amended from time to time;

"Cost" means cost and expense of any nature whatsoever (including legal costs and disbursements);

"Commencement Date" means 1st October 2006;

"Delivery Date" means the date for the delivery of the Software and the Documentation specified by the Licensee;

"Designated Equipment" means the equipment on which each piece of Software shall be installed as agreed between the parties;

"Dispute" means any dispute and includes any Claim;

"Documentation" means the instruction manuals user guides and other information which shall be provided to the Licensee by the Licensor in either printed or machine readable form from time to time including any such documentation identified in schedule 1;

"DP Legislation" means the Data Protection Act 1998 in the UK and any equivalent applicable legislation in any other relevant country;

"Entire Agreement" means this agreement together with any other documents referred to in it;

"Indirect Loss" means any loss which would be recoverable only under the second limb of the relevant test set out in **Hadley -v- Baxendale** (1854) 9 Ex.341, that is, such

losses beyond those arising naturally, but of a type as may reasonably be supposed to have been in the contemplation of both parties, at the time they made the agreement, as the probable result of the breach of it;

"Indemnify" means defend, indemnify and hold harmless;

"IP Infringement" means any infringement of third party IPR;

"IPR" means patents, trade and service marks, design rights (including without limitation semiconductor topography rights), applications for any of the foregoing, copyright, database rights, knowhow and all other similar rights (including without limitation rights in designs and inventions), whether registered or unregistered;

"Licence Fee" means the fee for the licence and Services set out in schedule 4;

"Licence Year" means each period of twelve months commencing on the Commencement Date;

"Licensor Breach" and **"Licensee Breach"** mean, respectively, breach or default on the part on the Licensor or any of its Affiliates and breach or default on the part of the Licensee or any of its Affiliates;

"Loss" means any losses or damages of any nature whatsoever, including, for the avoidance of doubt:

the following losses:

(i) Cost (including promotional expenditure) wasted as a result of any Event of Default by the Licensee;

(ii) Costs of the Licensor or any Licensor Affiliate incurred as a result of dealing with, and any fine imposed by, any relevant regulatory body in connection with any breach by the Licensor of its regulatory requirements resulting from any Licensee Breach; and

(iii) any other loss which under English law would properly be considered as direct loss or which does not constitute Indirect Loss.

"Upgrade" or "New Release" means any improved, modified or corrected version of any of the Software or the Documentation from time to time issued by the Licensor under clause 5;

"Permitted Purpose" means use for the purposes of the Licensee providing a service to its customers via its in-store kiosks and network

"Personal Data" means any personal data as defined in the Data Protection Act 1998 which is transferred to the Licensor by the Licensee and which is Processed by the Licensor during or as a result of it performing the Services;

"Personnel" means the relevant party's employees, agents and subcontractors;

"Previous Agreements" means the Pixology and Jessops Kiosk Software License Agreement dated 18 June 2003 between Pixology Limited and Jessops Limited and the software and services agreement undated in 2004 between Pixology Limited and The Jessops Group Limited;

"Processing" has the meaning attributed to it in the Data Protection Act 1998 and **"Process"** and **"Processed"** shall be construed accordingly.

"Support Services" means the services provided by the Licensor pursuant to this agreement described in schedule 2;

"Services" means the Support Services;

"Service Levels" means those service levels with respect to the Services specified in schedule 3;

"Software" means software programs in object code form as identified in schedule 1 that Licensee requires and will in the future require for the provision, operation, support, maintenance, networking and continued use of its in-store kiosk and network including any New Release or Update of the same made or issued under clause 6;

"Specifications" means the technical specifications published by the Licensor in respect of the Software and any amendments agreed between the parties; and

"Virus" means code which copies itself or is copied to other storage media including without limitation magnetic tape cassettes, memory chips, electronic cartridges, optical disks and magnetic disks and/or destroys, alters or corrupts data, causes damage to a user's files or creates a nuisance or annoyance to the user and including without limitation computer programmes commonly referred to as "worms" or "Trojan horses".

"Update" has the meaning as defined in Schedule 3.

1.2 In this agreement, reference to:

(a) recitals, clauses, paragraphs, schedules or appendices are to recitals, clauses, and paragraphs of and schedules and appendices to this agreement. The schedules and appendices from part of the operative provisions of this agreement and references to this agreement shall, unless the context otherwise requires, include references to the recitals, the schedules and the appendices;

(b) words denoting the singular shall include the plural and vice versa and words denoting any gender shall include all genders;

(c) "includes" or "including" means includes or including without limitation; and

(d) the contents page and the headings in this agreement are to be ignored in construing this agreement.

(e) A reference to a statute or a statutory instrument or any of their provisions is to be construed as a reference to that statute or statutory instrument as the same may have been or may after the execution date of this agreement be amended or re-enacted.

2. **LICENCE**

2.1 The Licensor grants the Licensee (which shall, for the purposes of this clause 2, be deemed to include its employees, agents and contractors, but only in their capacity as employees, agents and contractors of Jessops (the "Licensed Users")) a non-exclusive, non-transferable, limited term licence under its IPR to use and copy the Software (in object code only) and the Documentation for the Permitted Purpose in accordance with this agreement and to do so at any of the Licensee's retail outlets within the UK or premises used by the Licensee for office accommodation or back-up, contingency or storage purposes.

2.2 Except as permitted by law, Jessops agrees not to: (i) decompile, disassemble, or reverse engineer the Licensed Software; (ii) modify, enhance, change, alter or create any derivative works (including, without limitation, translations, transformations, adaptations

or other recast or altered versions) of any or all of the Licensed Software and/or Documentation; (iii) merge the Licensed Software with any other software other than as expressly set forth in the Documentation; (iv) use, copy, sell, sublicense, lease, rent, loan, assign, convey or otherwise transfer the License Software and/or Documentation except as expressly authorized by this Agreement; (v) distribute, disclose or allow use of the Licensed Software and/or Documentation, in any format, through any timesharing service, service bureau, network or by any other means, to or by any third parties, except as expressly authorized by this Agreement; (vi) permit or encourage any third party (including End Users) to do any of the foregoing.

3. **CHARGES**

3.1 The Licence Fee shall be paid in equal monthly instalments over the course of the 3 years and will the include the cost of:

(a) the delivery of the Software and the Documentation and any New Release to the Licensee in accordance with this agreement;

(b) 4 quarterly upgrades per year:

(c) Unlimited number of licensed users (ie no connection or annual charge for any of the stores or Head Office):

(d) The provision of Netprints

(e) the provision of the Services; and

(f) all out-of-pocket expenses which may be incurred by the Licensor in connection with the provision and installation of the Software, Documentation and Services, including without limitation travel and subsistence expenses.

(g) If in any particular quarter Jessops requires more than 1 upgrade the scope of the additional work will be agreed in writing between the parties and will be charged at £1000 per day

3.2 The Licence Fee (together with VAT thereon) shall be paid by the Licensee to the Licensor in accordance with schedule 4.

3.3 Pixology will pay to Jessops a marketing fee of £500,000, which will be invoiced in September 2006 and will be payable in two instalments. The first instalment will be paid when the contract is signed and the second instalment will be paid at the end of March 2007. These payments are subject to Jessops being current in its payments under the Agreement.

3.4 Except as provided otherwise, all amounts stated in this agreement are expressed exclusive of value added tax.

4. **DELIVERY AND INSTALLATION**

4.1 The Licensor shall deliver the Software and the Documentation to the Licensee in the manner and on the Delivery Dates specified by the Licensee.

4.2 Risk in the Software and the Documentation shall pass to the Licensee on the relevant Actual Delivery Date. If the Software and the Documentation are (wholly or in part) destroyed, damaged or lost prior to this date, the Licensor will, at its cost, replace the same.

4.3 The Licensee shall be responsible for installation of the Software in accordance with the procedures and on the Designated Equipment set out by the Licensee.

4.4 At the end of each quarter Jessops will confirm in writing that it has received all the contracted products and services from Pixology for that particular quarter (unless it is not the case).

5. DEVELOPMENT AND DELIVERY OF NEW RELEASES

5.1 The Licensor shall provide to the Licensee four Upgrades in respect of the Software in each Licence Year in accordance with the specifications and requirements provided to Licensor by the Licensee. The cost of such upgrade to be covered by the 3 year licence fee. A New Release constitutes approximately 35 days of development, testing, project management, training and rollout.

5.2 Notwithstanding clause 5.1, the Licensor shall allocate sufficient resources in each Licence Year such that two further New Releases may be developed as agreed between the parties.

5.3 The Licensee may reject any New Release issued by the Licensor, by written notice to the Licensor, within 30 days of delivery, if the New Release does not materially comply with the technical specifications agreed between the Licensee and the Licensor in respect of this New Release. If so rejected, the Licensor shall either correct the New Release and re-issue it or withdraw it and the Licensee shall be under no obligation to pay any fees for such New Release until it has been accepted.

5.4 If the Licensee does not reject a New Release by notice under clause 5.3 the Licensee shall be deemed to have accepted the Software and the Documentation.

5.5 It has been agreed that the upgrade scheduled for the last quarter of 2006 consist of the Snapfish API development and the workflow changes surrounding multiple media cards and photo gifts (the latter to the extent possible)

5.6 The Upgrade known as "Number 4 - Chip & Pin", which has been delivered to Jessops, will be invoiced for separately on the 1 October 2006 and payable within 30 days of invoice. The invoice for the upgrade under this clause 5.6 will amount to £69,000.

5.7 The upgrade scheduled for the first quarter of 2007 would be the work involved to develop the User Interface upgrade and

5.8 That the Gen 2.0 kiosk would be available for live testing at Jessops by the end of January the cost of any such development would not be the responsibility of Jessops.

5.9 Jessops will benefit from a 6 months exclusivity period on products and features which either originated at Jessops or were a result of joint discussions between Jessops and Pixology. This excludes for the avoidance of doubt any products and features that are publicly available elsewhere in the market. Any such exclusivity is to be agreed in writing between the two parties prior to the development commencing, and that Pixology is the exclusive provider to Jessops for digital printing kiosk software (Integrex kiosks excluded).

6. SUPPORT SERVICES AND RESPONSIBILITIES

6.1 With effect from the Commencement Date and for the duration of this agreement the Licensor shall provide the Support Services in accordance with the Service Levels.

6.2 The Licensor shall comply, and ensure that its employees and sub-contractors comply, with the Licensee's reasonable requirements and procedures as to confidentiality, health, safety and security notified to the Licensor from time to time, when on the Licensee's premises.

6.3 The Licensor shall effect and maintain adequate insurance to cover its potential liabilities to the Licensee under this agreement and, on request, produce the Licensor's insurance policies and receipt for the last premium to the Licensee.

7. OWNERSHIP

7.1 The Software and the Documentation comprise confidential information of the Licensor and all IPR in the Software and the Documentation are the exclusive property of the Licensor.

7.2 The Licensee may make one back-up copy of Software. Any such copy shall in all respects be subject to the terms and conditions of this agreement and shall be deemed to form part of the Software.

7.3 The Licensor shall not acquire any right, title or interest in any data, hardware, software, documentation or materials provided by the Licensee and the Licensor shall return all of the same to the Licensee on the expiry or earlier termination of this agreement. The Licensor shall not use or copy any of the same for any purpose other than for complying with its obligations under this agreement.

7.4 Pixology agrees to maintain, during the course of this Agreement, continuously updated and current source code (and all other code of files necessary to create fully functioning executable files) for all Licensed Software licensed hereunder in both human and machine readable form, with a third party escrow agent, for the benefit of Jessops at no additional cost. Pixology shall have such deposit agreement (in a form and on terms approved by Jessops) in place no later than 60 days following the execution of this Agreement and such escrow agreement shall not be materially amended without the written consent of Jessops. Upon a release from escrow, Jessops shall have all rights reasonably required to use the Licensed Software, provide related services, and provide support, maintenance and upgrades to the Licensed Software as it deems necessary

8. WARRANTIES

8.1 Subject to the limitations on its liability in clause 9, the Licensor warrants that:

(a) its title to and property in the Software and the Documentation is free and unencumbered and that it has the right, power and authority to license the same on the terms and conditions of this agreement;

(b) neither the provision nor use of the Software or the Documentation nor the performance of any Services will infringe the IPR of any third party;

(c) the media on which the Software and the Documentation are stored will be reasonably free from defects in materials design and workmanship;

(d) the Software will materially conform to the Specifications and will comply with the Licensee's requirements referred to in schedule 1;

(e) it and its Personnel will perform the Services with reasonable care and skill and in compliance with all applicable laws and regulations;

(f) the Software will be free from material design and programming errors.

(g) the Software, when used on the Designated Equipment, will provide the functions and perform in accordance with the Specification and will operate in accordance with the Documentation;

(h) the Documentation will be of sufficient quality to enable a reasonably competent person to operate the Software properly;

(i) the Licensor will make all reasonable efforts to not introduce any Virus into the Licensee's systems or in any other way destroy, damage or corrupt any software or data on such systems;

(j) the Software shall behave consistently and not abnormally when using or processing any data involving dates;

(k) there shall be no unplanned interruption in the receipt of the Services or any other obligation of the Licensor caused by the use or processing of any data involving dates;

(l) the Software shall expressly or by unambiguous algorithms or inferencing rules specify the century in any date in all user interface functionalities and data fields and other date related functions and all relevant years (including without limitation 2004 and 2008) will be recognised as a leap year; and

(m) any New Releases issued will be compatible with the Software previously accepted by the Licensee.

8.2 The Licensor shall have no liability to remedy a breach of warranty where such breach arises as a result of any of the following circumstances:

(a) the improper use, operation or neglect of either the Software and the Documentation or the Designated Equipment in a manner expressly prohibited by the Licensor in the Specification;

(b) the modification of the Software or its merger (wholly or in part) with any other software;

(c) the use of the Software on equipment other than the Designated Equipment; or

(d) the use of the Software for a purpose for which they were not designed.

[redacted] Subject to the foregoing and to clause 10, all conditions, warranties, terms and undertakings, express or implied, statutory or otherwise, in respect of the Software and the Documentation and the provision of the Services are excluded.

9. LIABILITY

9.1 Notwithstanding anything to the contrary contained in this Agreement, neither party shall be liable to the other for any Indirect Loss or any other consequential or indirect loss or damage, including without limitation damages arising out of or in connection with any loss of profit, loss of data, loss of goodwill or reputation, interruption of service or loss of business or anticipatory profits even if such parties have been apprised of the likelihood of such damages

9.2 The following provisions govern the entire liability of each party (including any liability for the acts and omissions of its Personnel) to the other in respect of:

(a) any breach of its contractual obligations arising under this agreement; and

(b) any warranty, indemnity or representation, statement or tortious act or omission including negligence arising under or in connection with this agreement.

9.3 No exclusion or limitation set out in this clause 9 or in clause 10 shall apply in the case of:

(a) fraud or fraudulent concealment;

(b) death or personal injury resulting from the negligence of either party;

(c) any breach of the obligations implied by (as appropriate) section 12 of the Sale of Goods Act 1979, section 2 of the Supply of Goods and Services Act 1982 or section 8 of the Supply of Goods (Implied Terms) Act 1973.

9.4 Subject to clause 9.2 the Licensor's maximum aggregate liability to the Licensee and its Affiliates for losses or damages suffered (in respect of all claims arising in any Licence Year of this agreement shall not exceed the total fees paid to Pixology during the twelve (12) month period preceding the date of the event giving rise to the claim

9.5 Subject to clause 9.2 the Licensee's maximum aggregate liability to the Licensor for all claims arising in any Licence Year of this agreement (excluding any liability to pay service charges or interest thereon) shall not exceed the Licence Fee for that Licence Year.

10. INTELLECTUAL PROPERTY RIGHTS INDEMNITY

10.1 The Licensor shall indemnify the Licensee against any Loss and Costs that may be awarded or agreed to be paid to any third party in respect of any claim or action that the normal operation, possession or use of the Software or the Documentation by the Licensee infringes any IPR of such third party (an **"IP Infringement"**).

10.2 The Licensee shall:

(a) give notice to the Licensor of any IP Infringement immediately on becoming aware of the same;

(b) give the Licensor the sole conduct of the defence to any claim or action in respect of an IP Infringement and does not at any time admit liability or otherwise settle or compromise or attempt to settle or compromise such claim or action, except on the express instructions of the Licensor; and

(c) act in accordance with the reasonable instructions of the Licensor and gives to the Licensor such assistance as it shall reasonably require in respect of the conduct of such defence including without limitation the filing of all statements of case and other court processes and the provision of all relevant documents.

10.3 The Licensor may not accept any offer of settlement related to any matter in connection with which an indemnity may be available to the Licensee under clause 10.1 without the prior written consent of the Licensee, not to be unreasonably withheld or delayed.

10.4 The Licensor shall reimburse the Licensee its reasonable costs incurred in complying with clause 10.2(c).

11. CONFIDENTIALITY

11.1 Each party undertakes to the other to keep confidential all information (written or oral) that it obtains or receives as a result of the discussions leading up to, or entrance into, this agreement (including without limitation any data, information or material supplied to, obtained or observed by one party, its Personnel which belong to or relate to the other party or its business, clients, computer programs, computer systems, knowhow, organisation or work methods), except that which is:

(a) trivial or obvious;

(b) already in its possession other than as a result of a breach of this clause 11;

(c) in the public domain other than as a result of a breach of this clause 11;

(d) obtained from a third party who is lawfully authorised to disclose such information; or

(e) required to be disclosed by the Licensor by law or by judicial, administrative or regulatory process or obligation including disclosure required by the London Stock Exchange and the UK Listing Authority.

11.2 Each party undertakes to the other to take all such steps as shall from time to time be necessary to ensure compliance with clause 11.1 by its Personnel.

11.3 The Licensor shall not disclose the identity of the Licensee as a customer of the Licensor in marketing and publicity materials without first obtaining the written consent of the Licensee.

12. TERM

12.1 This agreement has an initial term of 36 months from the Commencement Date unless terminated earlier pursuant to this agreement (the **"Initial Term"**).

13. TERMINATION

13.1 This agreement may be terminated:

(a) in accordance with clause 12.1;

(b) immediately by either party if the other commits any material breach of any term of this agreement, which (in the case of a breach capable of being remedied) has not been remedied within 30 days of a written request to remedy the same;

(c) immediately by either party if the other has a receiver or an administrative receiver or administrator appointed of the whole, or any part, of its undertaking or assets, or has an officer appointed to perform a function analogous to that of any such officer, or enters into any composition with its creditors;

(d) immediately by either party if an order is made, or a resolution passed for winding-up of the other party or the other party enters administration (as such term is defined in schedule B1 of the Insolvency Act 1986) or for the making of an administration order in relation to the Licensee under part II of the Insolvency Act 1986.

13.2 The Licensee may terminate this agreement with immediate effect, or effective on the expiry of any notice period the Licensee may choose, if there is directly or indirectly a change of control of the Licensor, as defined by section 416 of the Income and Corporation Taxes Act 1988 which results in control being assumed by a party which Licensee deems to be a competitor of the Licensee or any Licensee Affiliate. For the purposes of this clause 13.2, a competitor of the Licensee is, or is controlled by, another UK retailer.

13.3 Any termination of this agreement under this clause 13 shall be without prejudice to any other rights or remedies a party may be entitled to under this agreement or at law and shall not affect any accrued rights or liabilities of either party nor the coming into or continuance in force of any provision of this agreement which is expressly or by implication intended to come into or continue in force on or after such termination[, including without limitation clauses [9, 10, 11, 12,14 and 16]].

14. DATA PROTECTION

14.1 The parties agree that the Licensor is a data processor in respect of the Personal Data for the purpose of the DP Legislation and that the Licensor will only use the Personal Data in

the provision of the Services pursuant to this agreement in accordance with the instructions of the Licensee.

14.2 The Licensor warrants that it has in place and undertakes to maintain at all times appropriate technical and organisational measures to prevent unauthorised or unlawful Processing of Personal Data or accidental loss or destruction of or damage to, Personal Data.

14.3 The Licensor shall not process any Personal Data other than as reasonably required in connection with its provision of the Services in accordance with the terms of this agreement and shall not transfer any Personal Data to any country outside the European Economic Area without the prior written consent of the Licensee.

15. MISCELLANEOUS

15.1 The Licensor shall not assign, novate, declare a trust of or otherwise dispose of this agreement or any part thereof without the prior written approval of the Licensee.

15.2 Except as agreed between the parties, the Licensor shall not sub-contract its obligations under this agreement without the prior written approval of the Licensee. Notwithstanding any permitting or any proposed sub-contracting under this clause 17.2, the Licensor shall remain primarily responsible for the acts and omissions of its sub-contractors as though they were its own.

15.3 No failure or delay by a party to exercise any of its rights hereunder shall operate as a waiver thereof and no single or partial exercise of any such right shall prevent any other or further exercise of that or any other right.

15.4 Except as expressly provided to the contrary, the agreement may be varied only by a document signed by each of the parties.

15.5 If any provision of this agreement is or becomes for any reason whatsoever invalid, illegal or unenforceable, it shall be divisible from this agreement and shall be deemed to be deleted from it and the validity of the remaining provisions shall not be affected in any way.

15.6 Each party acknowledges that, except in the case of fraud or fraudulent concealment:

(a) the Entire Agreement constitutes the entire and only agreement between the parties relating to the subject matter of the Entire Agreement and any prior agreements between the parties relating to the subject matter of this agreement are hereby terminated and of no further effect without liability on the part of any party thereto;

(b) without prejudice to any rights accrued (or liabilities arising from any act or omission of the Licensee or Licensor) under the Previous Agreements up until the Commencement Date Licensor releases and discharges Licensee from all its obligations and liabilities under or in connection with the Previous Agreements insofar as they arise or relate to events occurring after the Commencement Date, and from all claims and demands whatsoever arising under the Previous Agreements after the Commencement Date; and

(c) the only remedies available to it in respect of the Entire Agreement are damages for breach of contract and it will have no right to rescind or terminate the Entire Agreement for any reason whatsoever, except as specified in clauses 13.1 and 13.2.

15.7 This agreement may be varied only by a document signed by each of the parties.

15.8 If any provision of this agreement is or becomes for any reason whatsoever invalid, illegal or unenforceable, it shall be divisible from this agreement and will be deemed to be deleted from it and the validity of the remaining provisions will not be affected in any way.

15.9 Except as expressly provided to the contrary, no term of this agreement is intended to confer a benefit on, or to be enforceable by, any person who is not a party to this agreement, except for rights and benefits conferred on the Licensor's Affiliates or its licensor.

15.10 Any communication, including any notice or request, given under or in connection with this agreement shall be in writing and will be delivered personally or sent by pre-paid first class post (air mail if posted to or from a place outside the UK) to the address of each party stated above, in each case marked for the attention of the Company Secretary.

15.11 Any such communication shall be deemed to have been duly given if:

(a) personally delivered, upon delivery at the address of the relevant party;

(b) sent by first class post, two business days after the date of posting;

(c) sent by air mail, 3 business days after the date of posting.

15.12 Except as provided in clause 9, the rights and remedies provided in this agreement are cumulative and not exclusive of any rights or remedies provided by law or in equity.

15.13 Nothing in this agreement will create a partnership or joint venture between the parties and, except as expressly provided in this agreement, neither party shall enter into or have authority to enter into any engagement or make representation or warranty on behalf of or pledge the credit of or otherwise bind or oblige the other party, it being intended that each party will remain an independent contractor.

16. **GOVERNING LAW AND JURISDICTION**

16.1 This agreement and any dispute will be governed by and construed in accordance with English law.

The parties have witnessed this agreement by signing below via their respective duly authorised representatives on the date at the head of this agreement.

SCHEDULE 1

Software and the Documentation

- Software Licenses for:
  - Pixology Net-Prints
  - Pixology Kiosk
  - Pixology Print Manager/ Scheduler
  - Pixology Picture Suite
  - Pixology P-mail

SCHEDULE 2

Support Services

Pixology provides second and third tier support to Jessops for all Pixology Software as defined in Schedule 3.

Support Services to include Updates as defined in Schedule 3.

SCHEDULE 3

Service Levels

SCHEDULE 4

Licence Fee

Software/Service	Fees Due from Jessops (all fees are exclusive of VAT)
License Fee	**£2million**
Net-Prints	Included in the licence fee
Kiosk Software and Print Manager	Included in the licence fee.
Kiosk Software Upgrades	4 upgrades per year included in the licence fee.
Picture Suite license	Waived
P-mails	Waived (Note: The megabytes used in sending P-mails are not included in the fee discount structure set out below)
Communications fees*	
All costs are exclusive of Credit card fees and customer service costs (whilst Pixology manages support for P@N)	1.15p per megabyte uploaded from the Kiosk or to the OPC. 1.15p per megabyte downloaded to the fulfiller for printing.
Storage	1p per megabyte per year.
Microsoft Vista Online Print Wizard	To be further agreed.

Signed by)
)
for and on behalf of **PIXOLOGY SOFTWARE LTD**:)

Signed by)
)
for and on behalf of **THE JESSOP GROUP LTD**:)